SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ RCA 879, de 23.12.2020.

CERTIFICATE

MINUTES OF THE EIGHTY-SEVENTY-NINE MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is certified, for the due purposes, that the 879th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company”) was installed on the December 23, 2020, at 4:34 pm, with the closing record of work at 5:45 pm. The meeting took place by videoconference in an exclusively remote environment - Cisco Webex Meetings. The chairman RUY FLAKS SCHNEIDER (RFS) remotely assumed the chairmanship of the work. The Directors WILSON PINTO FERREIRA JR. (WFJ), MAURO GENTILE RODRIGUES CUNHA (MRC), LÚCIA MARIA MARTINS CASASANTA (LMC), DANIEL ALVES FERREIRA (DAF), RICARDO BRANDÃO SILVA (RBS), LUIZ EDUARDO DOS SANTOS MONTEIRO (LEM), and MARCELO DE FREISAS (MSF) participated remotely in the meeting. Directors BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC) and FELIPE VILLELA DIAS (FVD) were justifiably absent. The Secretary of Governance, BRUNO KLAPPER LOPES (BKL), and the Adviser to the Board of Directors, FERNANDO KHOURY FRANCISCO JUNIOR (FKJ), also attended the meeting. Unanimously, and with the favorable opinions issued by the Strategy, Governance and Sustainability Committee - CEGS, by the Management, People and Eligibility Committee - CGPE and by the Statutory Audit and Risk Committee - CAE, the Eletrobras Board of Directors approved, under the terms proposed by the Executive Board, the Business and Management Master Plan (PDNG) 2021-2025 of Eletrobras Companies. This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of the Eletrobras Board of Directors.

Rio de Janeiro, January 06, 2021.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.